JOHNSON POPE, BOKOR, RUPPEL & BURNS, LLP

ATTORNEYS AND COUNSELLORS AT LAW

                                                                   PLEASE REPLY TO CLEARWATER

FILE NO. 48288.113726

July 13, 2007

VIA FACSIMILE and U.S. MAIL

Gregory S. Belliston, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:

DNAPrint Genomics, Inc.

Registration Statement on Form SB-2, Amendment

Filed July 3, 2007

File No. 333-141991

Dear Mr. Belliston:

This letter is written in response to our telephone conversation on Thursday, July 12, 2007, in connection with the staff’s comment letter dated July 10, 2007, regarding the above referenced filing.

This letter confirms that DNAPrint Genomics, Inc. (“DNAPrint”) will not use any proceeds from puts under the equity line to satisfy other obligations due to Dutchess, whether convertible or non-convertible.  DNAPrint will amend the Use of Proceeds section to conform with the staff’s comment.

As I explained in our telephone conversation, Management of DNAPrint is agreeable to establishing a separate bank account for proceeds from the equity line puts.  No disbursements from this bank account will be used to satisfy any obligations to Dutchess.  Such obligations may be satisfied only from other working capital sources available to DNAPrint, exclusive of equity line puts.

It is my understanding that this is the only remaining open comment.  I would appreciate you advising whether DNAPrint is required to file another amendment or whether DNAPrint may provide a revised Use of Proceeds page with an undertaking to include the revised Use of Proceeds section in the definitive and final prospectus, which will be filed on EDGAR.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Michael T. Cronin

Michael T. Cronin

cc:

Richard Gabriel

Karen Surplus